January 9, 2013

Mr. Patrick Gilmore

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:  Meru Networks, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed March 15, 2012

File No. 001—34659

Dear Mr. Gilmore:

I am writing to formally request an extension of two (2) weeks to provide Meru Networks’ response to the comment letter issued on December 27, 2012.  We are requesting this additional time to allow for a thoughtful and complete response to the comments, and due to the timing of the receipt of the comment letter which arrived during a time when many of the people necessary to provide the response were otherwise not available as a result of the holiday season, or were otherwise occupied with company year-end activities.  If such extension is allowed, Meru’s response will be provided on or before January 25, 2013.

Please contact me at (408) 215-5358 if you have any questions regarding this request.

Sincerely,

/s/ Richard Mosher
Richard Mosher
General Counsel
Meru Networks, Inc.
894 Ross Drive

Sunnyvale, CA    94089

rmosher@merunetworks.com